Exhibit 99.1

GCL Subsidiary 4Divinity Sign a Memorandum of Understanding to Acquire 60% Stake in Taiwan’s Alliance-Star International via Share Swap

SINGAPORE, Sept. 11, 2025 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd. (Nasdaq: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that its publishing subsidiary, 4Divinity Pte. Ltd. (“4Divinity”), has entered into a Memorandum of Understanding (MOU) to acquire a 60% equity interest in Taiwan-based Alliance-Star International Enterprise Co., Ltd. (“Alliance-Star”) through a strategic share swap. This MOU sets out parties’ current intentions and is not binding on either party until a definitive agreement is executed.

Under the proposed terms of the MOU, Alliance-Star will be valued at US$10 million, and its shareholders will receive newly issued ordinary shares of 4Divinity valued at US$6 million, representing approximately 2.4% of 4Divinity’s equity on a fully diluted post-transaction basis. It is currently anticipated that upon completion of the contemplated acquisition, Alliance-Star will become a majority-owned subsidiary of 4Divinity and rebranded as “4D Taiwan.”

“This proposed acquisition marks a pivotal step in expanding our publishing footprint across Greater China,” said Sebastian Toke, Group CEO of GCL. “Alliance-Star’s creative legacy and regional expertise will strengthen our ability to deliver high-quality Asian IP to global audiences.”

Founded in New Taipei City, Alliance-Star is best known for its work on the “Kingdom Under Fire” franchise and operates across game development, software publishing, and digital content licensing. Alliance-Star has built a reputation for cultivating original IP and managing cross-border entertainment partnerships. “We’re excited by the opportunity to join forces with 4Divinity,” said James Huang, Special Assistant to the Chairman for Alliance-Star. “4Divinity’s publishing infrastructure and global reach will help us scale our creative ambitions and take our titles to new markets.”

According to Game Dev Reports, market research on gaming industry trends and numbers1, Taiwan consistently ranks among the top mobile gaming markets by per-capita spend (~$94 annually), alongside Hong Kong (~$104), supporting strong monetization profiles and durable engagement for mid-core titles. In addition, Niko Partners, market research on Asian gaming and esports2, notes that Greater China remains one of the world’s most monetization-rich games regions: player spending in China reached $49.2 billion in 2024 (+3.6% YoY), underscoring the strategic value of a Taiwan hub for regional publishing.

This move follows GCL’s strong fiscal year 2025 financial results with reported total revenues of approximately US$142.1 million and net income of approximately US$5.0 million, which is partly driven by the global success of Black Myth: Wukong and the expansion of its publishing pipeline. This proposed acquisition aligns with GCL’s strategy to build a full-service gaming ecosystem that spans IP creation, software development, games publishing and hardware and software distribution.

About GCL Global Holdings Ltd.
GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs and streaming platforms.
Learn more at http://www.gclglobalholdings.com

About 4Divinity
4Divinity is a digital and retail games publishing company and a wholly owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. Along with its sister company, Epicsoft Asia, 4Divinity is partnering with publishers and development studios to introduce brand-new IP to the region. https://www.4divinity.com/

About Alliance-Star International Enterprise Co., Ltd.
Alliance-Star International is a Taiwan-based digital entertainment company specializing in game development, software publishing, and international licensing. The developer is the creative force behind the upcoming Kingdom Under Fire mobile game.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the expected benefits of the acquisition of Ban Leong Technologies Limited, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org
(646) 652-7185

1 https://gamedevreports.substack.com/p/appfigures-mobile-gaming-market-in?utm_source=chatgpt.com

2 https://nikopartners.com/chinas-video-games-market-in-2025-a-50-billion-opportunity/?utm_source=chatgpt.com